UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE §240.13d-2(a)

(Amendment No. 2)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Jack D. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530
(516) 746-5718
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010
 (Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No.    496719105

1.           Name of Reporting Person

Jack D. Seibald

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             194,000
By Each Reporting
Person With                         8.           Shared Voting Power
116,000

9.           Sole Dispositive Power
194,000

10.           Shared Dispositive Power
116,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
310,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.           Percent of Class Represented by Amount in Row (11)
8.1%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.     496719105

1.           Name of Reporting Person

Stephanie Seibald

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]

3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares                7.      Sole Voting Power
Beneficially Owned                            -0-
By Each Reporting
Person With                         8.       Shared Voting Power
116,000

9.       Sole Dispositive Power
                -0-

10.     Shared Dispositive Power
116,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
116,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.           Percent of Class Represented by Amount in Row (11)
3.0%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.    496719105

1.           Name of Reporting Person

Boxwood FLTD Partners

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]

3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
Delaware

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             3,000
By Each Reporting
Person With                         8.           Shared Voting Power
-0-

9.           Sole Dispositive Power
3,000

10.           Shared Dispositive Power
-0-

11.           Aggregate Amount Beneficially Owned by Reporting Person
3,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.           Percent of Class Represented by Amount in Row (11)
0.1%

14.           Type of Reporting Person
PN

ITEM 1.                  Security and Issuer

This statement amends and supplements the Schedule 13D filed on May 2, 2005, as previously amended by Amendment No. 1, dated May 12, 2009, relating to shares of common stock, par value $.01 per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 1154 Broadway, Hewlett, New York 11557.

ITEM 2.	Identity and Background.

(a)	Names of Reporting Persons:

Jack D. Seibald (“J. Seibald”)
Stephanie Seibald (“S. Seibald”)
Boxwood FLTD Partners (“Boxwood” and together with J. Seibald and S. Seibald, the “Reporting Persons”)

(b)	Residence or business address:

J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

S. Seibald
c/o J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

Boxwood
1336 Boxwood Drive West
Hewlett Harbor, New York 11557

(c)           J. Seibald:  J. Seibald is a Managing Director of Concept Capital, a division of Sanders Morris Harris Inc., a broker-dealer, and a Managing Member of Whiteford Advisors, LLC, an investment management firm.  J. Seibald is also a director and a member of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors of the Company.

S. Seibald:  S. Seibald is a homemaker.

Boxwood:  Boxwood is a limited partnership organized under the laws of the State of Delaware.

(d)           None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

(e)           None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that in January 2008, the Financial Industry Regulatory Authority (“FINRA”) imposed a $100,000 fine and 20-day suspension on J. Seibald in connection with the settlement of a FINRA action against Sanders Morris Harris Inc. and J. Seibald, among others.  FINRA had found that J. Seibald had improperly received compensation from a profit pool derived, in part, from commissions on trading by a hedge fund for which he served as a manager.

(f)           J. Seibald and S. Seibald are citizens of the United States of America and Boxwood is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

N/A

ITEM 4.                  Purpose of Transaction

On June 30, 2010, a retirement trust established for the benefit of J. Seibald (the “Seibald Retirement Trust”) exchanged its shares of Series E Preferred Stock of the Company (the “Series E Shares”) for 174,824 shares of Common Stock of the Company.  On the same date, J. Seibald was awarded 962 shares of Common Stock of the Company as director fees.

On June 30, 2010, SDS Partners I, Ltd., a limited partnership organized under the laws of the State of Florida (SDS”), Stewart Spector, Barbara Spector and Karen Dubrowsky, the owners of 100,000, 3,000, 3,000 and 4,000 shares of Common Stock of the Company, respectively, each revoked the authority as power-of-attorney previously granted to J. Seibald to hold, pledge, transfer, assign, sell or otherwise dispose of, by endorsement or otherwise, their respective shares of Common Stock of the Company.  SDS further revoked the power-of-attorney previously granted to J. Seibald to attend, vote for and otherwise take part in all and any general meetings of the Company, whether ordinary or extraordinary, held by or in connection with the shares of Common Stock of the Company held by SDS.

ITEM 5.                  Interest in Securities of the Issuer

J. Seibald and S. Seibald jointly own 113,000 shares of Common Stock, representing approximately 3.0% of the Company’s issued and outstanding shares.  J. Seibald and S. Seibald are husband and wife.  J. Seibald beneficially owns an additional 19,176 shares of Common Stock, 174,824 shares of Common Stock that were issued to the Seibald Retirement Trust upon the conversion of the Series E Shares and 3,000 shares of Common Stock based upon his status as a general partner of Boxwood, which, together with the shares of Common Stock held jointly with S. Seibald, represent approximately 8.1% of the Company’s issued and outstanding shares.  S. Seibald beneficially owns an additional 3,000 shares of Common Stock based upon her status as a general partner of Boxwood.

ITEM 6.	Contracts, Agreements, Understandings or Relationships
with Respect to Securities of the Issuer

The general partners of Boxwood are J. Seibald and S. Seibald.

ITEM 7.                  Material to be Filed as Exhibits

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2010	/s/ Jack D. Seibald
Jack D. Seibald

/s/ Stephanie Seibald
Stephanie Seibald

BOXWOOD FLTD PARTNERS

	By:	/s/ Jack D. Seibald
Jack D. Seibald, Attorney-in-Fact